UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

SUPER LEAGUE ENTERPRISE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-38819	47-1990734
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

2450 Colorado Avenue, Suite 100E

Santa Monica, California 90404

(Address of Principal Executive Offices)

(213) 421-1920

(Registrant’s Telephone Number, Including Area Code)

This Information Statement is being furnished on or about October 13, 2026 to the stockholders of record of Super League Enterprise, Inc.

Super League Enterprise, Inc.

2450 Colorado Avenue, Suite 100E

Santa Monica, California 90404

(213) 421-1920

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,

AND RULE 14f-1 PROMULGATED THEREUNDER

Notice of Change in the Majority of the Board of Directors

October 13, 2026

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.001 per share, of Super League Enterprise, Inc., a Delaware corporation, as of October 9, 2026, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

ALTHOUGH WE ARE SEEKING A PROXY FROM STOCKHOLDERS TO VOTE IN FAVOR OF THE PROPOSALS SET FORTH IN THE DEFINITIVE PROXY STATEMENT MAILED ON OR ABOUT SEPTEMBER 25, 2026 TO STOCKHOLDERS OF RECORD AS OF AUGUST 17, 2026, THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES, AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED PURSUANT TO THIS INFORMATION STATEMENT.

If you have questions or would like additional copies of this Information Statement, please contact Super League Enterprise, Inc. at 2450 Colorado Avenue, Suite 100E Santa Monica, California 90404, Attention: Corporate Secretary.

By Order of the Board of Directors

Matthew Edelman
Chairman and Chief Executive Officer

October 13, 2026

Santa Monica, California

INTRODUCTION

The information contained in this information statement (the “Information Statement”) is being furnished to the holders of record of shares of common stock, par value $0.001 per share (our “Common Stock”), of Super League Enterprise, Inc., a Delaware corporation (“Super League,” “we,” “us,” or “our”), as of the close of business on October 9, 2026, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of Super League’s Board of Directors (the “Board”) that is expected to occur in connection with the transactions contemplated by (A) that certain Subscription Agreement, dated as of August 18, 2026 (as amended, restated or otherwise modified from time to time, the “Metaplanet Subscription Agreement”), by and between Super League and Metaplanet Holdings, Inc., a Florida corporation (“Metaplanet”) and a wholly owned subsidiary of Metaplanet, Inc., a corporation formed under the laws of Japan (“Metaplanet Parent”), and (B) that certain Subscription Agreement, dated as of August 18, 2026 (the “Evo Subscription Agreement,” and collectively with the Metaplanet Subscription Agreement, the “Subscription Agreements”), by and between Super League and Evo Fund, a Cayman Islands exempted company (“Evo”).

Upon the terms and subject to the conditions of the Subscription Agreements, at the closing of the transactions contemplated by the Subscription Agreements (the “Metaplanet Transaction”), among other things, (i) the Metaplanet Transaction will result in a “change of control” of Super League under Nasdaq rules, (ii) Metaplanet will become the majority stockholder of Super League, owning (A) 44,859,400 shares of Common Stock, or approximately 95.7% of Super League’s issued and outstanding Common Stock, without giving effect to the exercise of certain common stock purchase warrants issued to Metaplanet in the Metaplanet Transaction (the “Metaplanet Warrants”), and the conversion of one hundred (100) shares of Super League’s convertible, perpetual preferred stock, par value $0.001 per share (the “Strategic Alliance Preferred Stock”), into one hundred (100) shares of Common Stock, and (B) 425,859,500 shares of Common Stock, or approximately 97.3% of Super League’s issued and outstanding Common Stock on a fully diluted basis (assuming full exercise of the Metaplanet Warrants and the Evo Warrants and full conversion of the one hundred (100) shares of Strategic Alliance Preferred Stock into one hundred (100) shares of Common Stock), in each case, measured as of August 17, 2026 (the “Record Date”), (iii) Metaplanet will have certain designation and nomination rights with respect to the Board, which will result in the Board being comprised of a majority of directors designated or nominated for election by Metaplanet, (iv) Super League will become a “controlled company” under Nasdaq rules, and (v) assuming full exercise of certain common stock purchase warrants issued to Evo in the Metaplanet Transaction (the “Evo Warrants”), Evo will own 10,188,726 shares of Common Stock, or approximately 2.3% of Super League’s issued and outstanding Common Stock on a fully diluted basis.

For purposes of this Information Statement, unless the context otherwise requires, percentages and share numbers presented on a “fully diluted basis” are calculated using the denominator of 437,857,073 shares of Common Stock, which such number (i) includes shares of Common Stock outstanding as of the Record Date, totaling 1,997,573 shares, (ii) assumes full exercise of the Metaplanet Warrants and the Evo Warrants and full conversion of the Strategic Alliance Preferred Stock (resulting in an aggregate of 435,859,500 shares of Common Stock), and (iii) excludes the impact of all pre-funded common stock purchase warrants, other common stock purchase warrants, and equity awards issued under the Super League 2025 Omnibus Equity Incentive Plan that are outstanding as of the Record Date, including the exercise of the 646,441 pre-funded common stock warrants and 1,250,001 common stock purchase warrants held by Evo and its affiliates as of the Record Date.

The foregoing description of the Subscription Agreements and Metaplanet Transaction does not purport to be complete and is qualified in its entirety by the terms of the Subscription Agreements, which have been filed as Annex A and Annex B to Super League’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2026 and supplemented on October 6, 2026 and further supplemented on October 8, 2026 (as may be supplemented or amended from time to time, the “Definitive Proxy Statement”).

Although we are separately seeking your proxy to vote in favor of the proposals set forth in the Definitive Proxy Statement, no vote or action is required by our stockholders in connection with this Information Statement. Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of record of the information set forth in this Information Statement at least ten (10) days prior to the date that any such person takes office as a director (otherwise than at a meeting of our stockholders). Accordingly, none of the Metaplanet Director Designees (as defined below) will take office until at least ten (10) days following the mailing of this Information Statement. This Information Statement is being mailed to our stockholders of record as of October 9, 2026 on or about October 13, 2026.

Please read this Information Statement carefully. It describes the terms of the Metaplanet Transaction and contains certain biographical and other information concerning our anticipated executive officers and directors after completion of the Metaplanet Transaction. All Super League filings and exhibits thereto with the SEC may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14f-1 FILING WILL RESULT IN A CHANGE IN A MAJORITY OF THE DIRECTORS OF THE COMPANY.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one (1) vote. As of August 17, 2026, there were 1,997,573 shares of our Common Stock issued and outstanding. Although we are separately seeking your proxy to vote in favor of the proposals set forth in the Definitive Proxy Statement, no vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the Subscription Agreements and related transaction documents (the “Transaction Documents”), following the consummation of the Metaplanet Transaction (the “Closing”), Metaplanet would control us principally through its ownership of a supermajority of our outstanding Common Stock, which carries both the economic interest in, and the voting power over, that supermajority and is expected to result in us being a “controlled company” within the meaning of the corporate governance standards of the Nasdaq Stock Market, LLC (the “Nasdaq”). Those rights would be supplemented by Metaplanet’s ownership of the Strategic Alliance Preferred Stock, which carries no liquidation preference and no preferential dividend, participates in dividends only on an as-converted basis with Common Stock, and converts automatically into shares of Common Stock if transferred to a third party. The function of the Strategic Alliance Preferred Stock is to provide Metaplanet with approval rights over specified corporate matters for so long as it remains our stockholder, rather than to confer economic preference beyond its Common Stock ownership.

The Transaction Documents set forth that upon the Closing, the Super League Board will be comprised of nine (9) directors, which will initially consist of five (5) directors who will be designated by Metaplanet, three (3) directors who will be nominated by Super League, subject to Metaplanet approval, and one (1) director who will be the current Chief Executive Officer of Super League. At least three (3) of the nine (9) directors will be independent directors, each qualified to serve on the Audit Committee under applicable SEC rules and Nasdaq listing standards.

Thereafter, for so long as Metaplanet and its affiliates beneficially own any outstanding shares of Strategic Alliance Preferred Stock, the Board shall be comprised of up to nine (9) directors, with the number of directors at any given time to be determined by the Board, and Metaplanet will have the right to: (i) designate up to five (5) directors to the Board (the “Metaplanet Director Designees”) and (ii) nominate up to an additional four (4) directors for election to the Board (the “Director Nominees”), one (1) of whom will be the current Chief Executive Officer of Super League; provided, that, if the current Chief Executive Officer of Super League at any time ceases to serve as the Chief Executive Officer of Super League, resigns from the Board, or is unwilling, unable or no longer eligible to serve as a director, Metaplanet may nominate a replacement nominee in its sole discretion in accordance with Metaplanet’s designation rights. If the size of the Board is reduced to be fewer than nine (9) directors, (x) in no event shall the number of Metaplanet Director Designees be fewer than a majority of the number of directors then on the Board, and (y) at least three (3) of the directors shall be independent directors and qualified to serve on the Audit Committee. For so long as Metaplanet is entitled to designate and nominate directors for election to the Board, Metaplanet will have the right to designate the Chair of the Board.

Effective as of the Closing, the Board will be reconstituted as follows: (i) Ann Hand, Hunter Williams, and Kristin Patrick will resign from the Board; (ii) the Metaplanet Director Designees will be appointed, which will initially be Simon Gerovich, Frederick Towfigh, John H. Whitehouse III, and two (2) individuals to be determined and designated by Metaplanet after the Closing; and (iii) Matthew Edelman, Marti Frucci, Bant Breen, and Robert Kalutkiewicz will continue to serve on the Board of Super League as the Director Nominees. The Metaplanet Director Designees and Director Nominees will serve as members of the Board for a term expiring at the 2027 annual meeting of stockholders or until such time as their respective successors are duly elected and qualified.

Because of the issuance of securities contemplated by the Transaction Documents as well as the reconstitution of the Board, upon the consummation of the Metaplanet Transaction, there will be a change of control of Super League.

Completion of the Metaplanet Transaction is subject to the satisfaction of certain conditions and compliance with regulatory requirements, as set forth in the Transaction Documents. There can be no assurance that the Metaplanet Transaction will be completed, on a timely basis or at all.

CURRENT DIRECTORS OF SUPER LEAGUE

The current members of the Board, together with their respective ages and certain biographical information, are set forth below:

Name	Age	Title/Position Held with the Company
Matthew Edelman	56	Chairman of the Board, Chief Executive Officer and President
Bant Breen	55	Independent Director
Marti Frucci	63	Independent Director
Ann Hand	57	Director
Robert Kalutkiewicz	45	Independent Director
Kristin Patrick	56	Independent Director
Hunter Williams	35	Independent Director

Matthew Edelman

Chief Executive Officer, President and Chairman of Board of Directors

Mr. Edelman serves as Chairman, Chief Executive Officer, and President, with responsibility for the Company’s strategy, capital allocation, operations, and long-term growth. Mr. Edelman was appointed President in January 2023 and Chief Executive Officer in April 2025, after serving as Chief Commercial Officer since July 2017. Mr. Edelman was also appointed as a member of the Board in October 2025, and as Chairman in January 2026. Mr. Edelman architected a comprehensive corporate restructuring, strengthening the Company’s balance sheet and raising more than $26 million in six months, culminating in a $20 million private placement in October 2025. Prior to his appointment as Chief Executive Officer, Mr. Edelman drove more than 20x revenue growth, led multiple M&A transactions, oversaw hundreds of brand partnerships, supported the Company’s successful Nasdaq IPO, and helped establish Super League as a defining force in the emerging category of playable media. A strategic and entrepreneurial leader, Matt’s career spans media, gaming, content, and emerging technology, with a consistent focus on long-term value creation. He has founded and operated ventures across digital marketing, the consumer internet, content production, social commerce, and generative AI. Prior to joining Super League, Mr. Edelman served as the Head of Digital Operations and Marketing Solutions at WME-IMG (now Endeavor), where he built and scaled Endeavor’s digital operations and marketing solutions division, directing global digital initiatives across WME-IMG’s portfolio of more than 350 live events worldwide and establishing the digital practice for the Company’s experiential agency. Earlier in his career, he helped launch Marvel Studios and Marvel.com, contributing to the early development of what became one of the most successful entertainment franchises in history. Mr. Edelman has served as an advisor and consultant to numerous brands and media companies, including Nike, Marvel, MTV, Sony Pictures, 20th Century Fox, Primedia and TV Guide. He currently sits on the Board of the Global Entertainment Marketing Academy, the Board of the Epilepsy Foundation Los Angeles as Vice President, is co-founder (with his wife) of the Hope for Healing Initiative, and is a member of the Western Regional Scholarship Advisory Committee for the Jackie Robinson Foundation. Mr. Edelman earned a Bachelor of Arts in Politics from Princeton University.

Bant Breen

Independent Director

Mr. Breen has served as a director on our Board of Directors since April 2025 and is the Founder, and current Chairman and Chief Executive Officer of Qnary, a global technology and solutions leader in digital reputation growth solutions for professionals and brands, founded in 2011. Mr. Breen is also the host of The UNCAGED Show, a webcast/podcast that celebrates thought leadership from today’s top business leaders. Prior to founding and serving as Chairman and CEO of Qnary, Mr. Breen served from January 2006 to November 2011 in numerous executive roles at Interpublic Group (NYSE: IPG) (“IPG”), including Chief Executive Officer of IPG’s Reprise Media Worldwide, a global search and social media agency, as President of IPG’s Initial Worldwide, as President of IPG’s The Futures Marketing Group, as founder of Ansible, IPG’s Mobile Marketing Agency, and as EVP, Global Director of Digital Communications, of IPG’s Universal McCann. Before joining IPG, Mr. Breen was the Founder and President of BB Dentsu, a strategic marketing and communications consultancy affiliated with Dentsu Inc., and Mr. Breen led global digital advertising activities for Leo Burnett Worldwide. Mr. Breen served on the Board of Directors of Harte Hanks Inc (Nasdaq: HHS) during 2018 and 2019. Mr. Breen received a B.A. from Duke University, North Carolina, an M.A. and B.A. from the University of Cambridge, Trinity College, Cambridge, England, and is an Adjunct Professor in Media and Marketing at Blanquerna-Ramon Llull University, Barcelona, Spain.

Marti Frucci

Independent Director

Ms. Frucci has served as a director on our Board of Directors since January 2026 and is the founder and Managing Partner of Momentum Ventures Advisory. Ms. Frucci is a highly experienced investment banking professional who has completed over $20 billion in transactions over the past 30+ years across a broad range of TMT sectors. She began her career with bulge bracket banks (Bankers Trust now Deutsche Bank, Lazard, and DLJ now UBS), where she worked on M&A, high yield offerings, IPO’s, private placements, restructurings and share repurchases for large public and private corporations. Ms. Frucci then took her skillset to a series of specialized investment banking boutiques where she could collaborate more directly with the founders of companies who were still running their businesses, with the focus narrowed to M&A and private placements. In 2015, Ms. Frucci established Momentum Ventures Advisory in order to provide bulge bracket quality advisory services to smaller companies that desire experienced professional guidance but cannot justify the cost structure that even a boutique must follow, as well as larger companies for which a traditional bank is not needed or suitable to the circumstances. She continues to work across a myriad of sectors, from digital media to marketing services to SaaS companies, for both public and private companies, and across all geographies. Ms. Frucci served in the Presidential Advance Office of The White House for President Reagan and ran the Award Ceremonies department for the 1984 L.A. Olympics. Ms. Frucci holds a BS and an MBA from Columbia University.

Ann Hand

Director

Ms. Hand served as our President from June 2015 to January 13, 2023, as our Chief Executive Officer and Chair of the Board of Directors from June 2015 to March 31, 2025, and was appointed Executive Chair on April 1, 2025. In January 2026, Ms. Hand resigned from her role as Executive Chair and became a Non-Executive, Non-Independent Director of Super League. Over the past 20 years, Ms. Hand has served as a market-facing executive with a track record in brand creation and turn-around with notable delivery at the intersection of social impact with consumer trends and technology to create bold offers, drive consumer preference and deliver bottom line results. Prior to joining Super League, from 2009 to 2015, Ms. Hand served as Chief Executive Officer and as a director of Project Frog, a venture-backed firm with a mission to democratize healthy, inspired buildings that are better, faster, greener, and more affordable than traditional construction. From 1998 through 2008, Ms. Hand served in various senior executive positions with BP plc, including Senior Vice President, Global Brand Marketing & Innovation from 2005 to 2008, during which time she led many award-winning integrated marketing campaigns and oversaw the entire brand portfolio of B2C and B2B brands, including BP, Castrol, Arco, am/pm and Aral. Additionally, she served as Chief Executive, Global Liquefied Gas Business Unit with full P&L accountability across 15 countries and 3,000 staff, covering operations, logistics, sales and marketing with over $3 billion in annual revenue. Ms. Hand was recognized by Goldman Sachs - “100 Most Intriguing Entrepreneurs” in 2014, by Fortune - “Top 10 Most Powerful Women Entrepreneurs” in 2013, and by Fast Company – “100 Most Creative People” in 2011. Ms. Hand earned a Bachelor of Arts in Economics from DePauw University, an MBA from Northwestern’s Kellogg School of Management, and completed executive education at Cambridge, Harvard and Stanford Universities.

Robert Kalutkiewicz

Independent Director

Robert Kalutkiewicz has served on our Board of Directors since May 2026. Mr. Kalutkiewicz is the Senior Vice President of Corporate Development, Strategy and Strategic Investments at The E.W. Scripps Company (Nasdaq: SSP) with more than 20 years of experience in media, investment banking and private equity. Mr. Kalutkiewicz previously served as Vice President at Tribune Publishing Company from 2017 to 2018, as Vice President at Wasserman Media Group in 2016, as Director at Sony Pictures Entertainment from 2014 to 2016, as an Associate for RBC in 2014, as Manager at The Walt Disney Company from 2013 to 2014, as an Associate at J.P. Morgan from 2011 to 2013, as an Associate at Shamrock Capital from 2007 to 2009, as an Analyst at Lehman Brothers in 2005 to 2007, as an Analyst for S&P Transaction Advisory Services in 2004 and as an Analyst at J.P. Morgan from 2002 to 2004. Mr. Kalutkiewicz currently serves on the boards for REDI Cincinnati and Cintrifuse, and is a Board Observer for Misfits Gaming. Mr. Kalutkiewicz earned a bachelor’s degree in finance from Boston College and holds an MBA from the University of Southern California Marshall School of Business with an emphasis on media entertainment.

Kristin Patrick

Independent Director

Ms. Patrick has served as a director on our Board of Directors since November 2018, and currently serves as Chief Marketing Officer, Head of Digital for LVMH: Marc Jacobs. From March 2021 to May 2024, Ms. Patrick served as Executive Vice President, Chief Marketing Officer and Head of E-commerce of Claire’s, a position she has held since March 2021. Previously, Ms. Patrick served as President and Chief Marketing Officer of Eros Innovations, a position she held from January 2019 to March 2021. Prior to her time with Eros Innovations, Ms. Patrick served as Global Chief Marketing Officer at PepsiCo, Inc., a position she held from June 2013 to January 2019. Prior to her time with PepsiCo, Inc., Ms. Patrick served as Chief Marketing Officer of Playboy Enterprises, Inc. from November 2011 to June 2013, and as Executive Vice President of Marketing Strategy for William Morris Endeavor from January 2010 to November 2011. Ms. Patrick has also held senior marketing positions at Liz Claiborne’s Lucky Brand, Walt Disney Company, Calvin Klein, Revlon and NBC Universal and Gap, Inc. A Brandweek “Next Gen Marketer,” Reggie Award recipient, Forbes Top 50 Marketer, and Adweek Marketing Vanguard, Ms. Patrick received her Bachelor of Arts from Emerson College and J.D. from Southwestern University.

Hunter Williams

Independent Director

Mr. Williams has served on our Board of Directors since December 2025 and is an accomplished digital asset strategist and entrepreneur with deep expertise in blockchain technology, token economics, and decentralized finance, coupled with a foundation in compliance and legal operations. With a decade of experience advising high-growth Web3 companies and architecting token strategies that have achieved billion-dollar fully diluted valuations, he has founded and led multiple ventures across blockchain acceleration, digital-asset ecosystem development, and frontier-technology commercialization. Earlier in his career, Mr. Williams worked in legal and compliance automation at National Instruments, supporting enterprise-level governance, risk, and operational efficiency initiatives. He currently leads strategic direction and partnerships across several blockchain and emerging-technology companies, bringing a unique combination of regulatory fluency, operational rigor, and innovative digital-asset leadership to the Board of Directors. Mr. Williams received a bachelor’s degree in business management from Texas Tech University.

DIRECTORS OF SUPER LEAGUE FOLLOWING THE CLOSING OF THE METAPLANET TRANSACTION

The following sets forth the name, age, position and experience of the directors anticipated to serve on the Board following consummation of the Metaplanet Transaction. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, Metaplanet would have the right to appoint a substitute nominee prior to the date that the new directors take office.

Name(1)	Age	Title/Position Held with the Company
Matthew Edelman	56	Chairman of the Board, Chief Executive Officer and President(2)
Bant Breen	55	Independent Director(2)
Marti Frucci	63	Independent Director(2)
Robert Kalutkiewicz	45	Independent Director(2)
Simon Gerovich	49	Director
Frederick Towfigh	61	Independent Director
John H. Whitehouse III	49	Independent Director

(1)

Pursuant to the Transaction Documents, after the Closing, Metaplanet shall have the right to appoint two (2) additional directors to the Board. After Metaplanet appoints the two (2) additional directors to the Board, the Board will be comprised of nine (9) directors total.

(2)	Background information on these current directors and executive officers is included in the section entitled “Current Directors of the Company” above.

Simon Gerovich

Director

Mr. Gerovich has served as President of Metaplanet, Inc. since April 2015, through its prior operations as Red Planet Japan, Inc., and as Director, Representative Executive Officer, Chief Executive Officer and Chair of the Board of Directors since Metaplanet, Inc.’s transition to a three-committee structure in March 2026. He was a Co-Founder of Red Planet Hotels Limited, a pan-Asian hotel company, and served as its Chairman from 2010 to December 2022. He began his career at Goldman Sachs in Tokyo in 2000 as an equity derivatives trader. Mr. Gerovich has been an active investor in the digital asset ecosystem since 2014. He holds an A.B. in Applied Mathematics from Harvard University. Mr. Gerovich is qualified to serve on the Board because of his experience leading a publicly traded bitcoin treasury company, his role in developing the bitcoin treasury strategy that Super League intends to adopt, and his public company executive and capital markets experience in Japan and internationally.

Frederick Towfigh

Independent Director

Mr. Towfigh has served on the boards of directors of various companies, including Metaplanet, Inc. since March 2026, where he is a member of the compensation committee, Old Peak Capital Limited (HK) since 2018, where he is an independent director, and GFO-X, where he serves as Chairman Asia-Pacific, since 2021. He has also served as the statutory auditor of AltX Research since 2021. From 2019 to 2020, Mr. Towfigh was an Operating Partner at SoftBank Investment Advisers, based in Tokyo. Prior to joining SoftBank, he spent 22 years at Goldman Sachs, where he was a Partner and served as President of Goldman Sachs (Singapore) Pte. Additionally, during his tenure at Goldman Sachs, he held several senior leadership roles across Hong Kong, Tokyo, and Singapore, leading the Asia Pacific Prime Brokerage, Futures, Electronic Trading, and Synthetic Products businesses before assuming responsibility for the firm's Equities and FICC franchises in Southeast Asia. Mr. Towfigh holds a B.A. from University of California, Irvine and an M.B.A. from Georgetown University. Mr. Towfigh is qualified to serve on the Board because of his significant board and governance experience across public and private companies in the technology and financial sectors.

John H. Whitehouse III

Independent Director

Mr. Whitehouse has served as a Portfolio Manager at GEM Investments Ltd, a London-based credit investment fund, where he manages credit and fixed income investment strategies on behalf of the fund’s clients since 2020. Prior to joining GEM, Mr. Whitehouse worked in capital markets at Morgan Stanley for 15 years. Mr. Whitehouse also served as an officer in the U.S. Navy from 1999 to 2003. Mr. Whitehouse holds a Bachelor of Arts in Government from Harvard University. Mr. Whitehouse is qualified to serve on the Board because of his extensive experience working with companies and institutional investors to structure and syndicate debt securities across currencies, geographies and market conditions, as well as his leadership abilities developed from years of active military service.

Executive Officers

It is anticipated that Super League’s current executive officers, Matthew Edelman, Super League’s Chief Executive Officer and President, and Clayton Haynes, Super League’s Chief Financial Officer and Secretary, will continue to serve in their respective roles after the Closing.

Terms of Office

The Metaplanet Director Designees will be appointed to the Board after the Closing. The Metaplanet Director Designees and the Director Nominees will serve until their respective successors are duly elected and qualified or until their respective earlier resignation or removal in accordance with Super League’s Bylaws (as defined below).

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

To our knowledge, none of our officers or our directors (existing or proposed) has, during the last ten (10) years and as would be material to an evaluation of his or her ability or integrity:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●

had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two (2) years prior to that time;

●

been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his or her involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●

been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●

been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

We are not aware of any legal proceeding in which any director or officer (existing or proposed) or any of their affiliates is a party adverse to us or has a material interest adverse to us.

CORPORATE GOVERNANCE

The summary below reflects Super League’s current policies and practices relating to corporate governance. Except as specifically noted below or otherwise in this Information Statement, it is the intent of Super League that the Company will continue to operate in accordance with these policies and procedures until such time as they may be altered or amended by the Board.

Board Composition

Our Amended and Restated Bylaws (the “Bylaws”) provide that the number of directors that constitute the entire Board shall be fixed from time to time by resolution adopted by a majority of the entire Board, but in no event shall the number be less than one (1). The Board currently consists of seven (7) directors.

Selection of Nominees for the Board of Directors

For information about the requirements for service on the Board and the process and criteria governing the Nominating and Governance Committee’s evaluation of potential director nominees, see the section entitled “Super League Board Qualifications and Experience” in the Definitive Proxy Statement.

Board Committees

The Board has established the following three (3) standing committees: Audit Committee, Compensation Committee, and Nominating and Governance Committee. The Board has adopted written charters for each of these committees, copies of which are available under the Corporate Governance section of our website at www.ir.superleague.com.

Audit Committee

Following the Closing, the Audit Committee will be initially comprised of three (3) independent directors, consisting of Marti Frucci, Bant Breen, and Robert Kalutkiewicz. The Board has affirmatively determined that all members of our Audit Committee meet the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and the Nasdaq Stock Market. The Board has determined that Marti Frucci qualifies as an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq Stock Market rules and regulations. The Audit Committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Stock Market.

For information about the Audit Committee, see the section entitled “Super League Board Committees and Independence—Audit Committee” in the Definitive Proxy Statement.

Compensation Committee & Nominating and Corporate Governance Committee

Following the Closing, Super League will become a controlled company within the meaning of the corporate governance standards of the Nasdaq Rules. Under the Nasdaq Rules, a company of which more than fifty percent (50%) of the voting power for the election of directors is held by an individual, group or other company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (1) the requirements that the Board has a compensation committee that consists entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (2) our director nominations be made, or recommended to the full Board, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. As such, Super League does not currently anticipate that it will have a Compensation Committee or a Nominating and Corporate Governance Committee after the Closing.

Risk Oversight

For information about the role of the Board and its committees in risk oversight, see the section entitled “Role of the Super League Board in Risk Oversight Process” in the Definitive Proxy Statement.

Insider Trading Policy

For information about the Insider Trading Policy, see the section entitled “Super League Board Committees and Independence—Insider Trading Policy” in the Definitive Proxy Statement.

Information Regarding Meetings of the Board and Committees

For information about meetings of the Board and its committees during the last fiscal year, see the sections entitled “Super League Board Committees and Independence—Audit Committee”, “Super League Board Committees and Independence—Compensation Committee”, and “Super League Board Committees and Independence—Nominating and Governance Committee” in the Definitive Proxy Statement.

Stockholder Communications

If you wish to communicate with the Board, you may send your communication in writing to:

Super League Enterprise, Inc.

2450 Colorado Avenue, Suite 100E

Santa Monica, California 90404

Attn: Corporate Secretary

You must include your name and address in the written communication and indicate whether you are a stockholder of Super League. Our Corporate Secretary will review any communication received from a stockholder, and all material and appropriate communications from stockholders will be forwarded to the appropriate director or directors or committee of the Board based on the subject matter.

EXECUTIVE COMPENSATION

For information about Super League’s executive compensation for the last three (3) fiscal years, see the section entitled “Executive Officers and Executive Compensation” in the Definitive Proxy Statement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On November 19, 2024 (the “RP Effective Date”), Super League entered into a Note Purchase Agreement (the “RP Purchase Agreement”) with a non-employee member of the Board (the “Purchaser”). Pursuant to the RP Purchase Agreement, Super League issued to the Purchaser an Unsecured Promissory Note (the “RP Note”) in the amount of $1,500,000 (the “RP Principal”), for which the RP Note (i) matured on the date that was twelve (12) months from the RP Effective Date (the “RP Maturity Date”), (ii) may be pre-paid at any time by Super League without penalty, and (iii) accrued interest on the RP Principal at a rate of forty percent (40%) simple interest per annum (the “RP Interest”). The RP Interest was payable on the RP Maturity Date. In the event of a prepayment of the RP Note by Super League, the RP Interest would be prorated for the period the RP Note is outstanding. Super League utilized the proceeds for working capital and general corporate purposes.

The RP Note also provided for (i) standard events of default, including (a) any default in the payment of the RP Principal or RP Interest on their respective due dates, (b) the occurrence of a Bankruptcy Event (as defined in the RP Note), or (c) Super League commits any material breach or default of any material provision of the RP Note, if not cured within twenty (20) days following the written notice from the Purchaser specifying in reasonable detail such breach or default (sections (a) through (c), the “Events of Default”); and (ii) customary provisions, including representations, warranties and covenants, indemnification, waiver of jury trial, arbitration, and the exercise of remedies upon a breach or default. Upon the occurrence of an Event of Default, the RP Note would bear interest at the default interest rate of forty-five percent (45%) per annum, and upon Purchaser’s written notice to Super League, all payments of RP Principal and RP Interest would become immediately due and payable.

On June 13, 2025, Super League entered into an amendment to the RP Note (the “RP Amendment”). Pursuant to the RP Amendment, (a) the maturity date of the RP Note was extended to November 19, 2026; (b) beginning on November 19, 2025, interest no longer accrued on the remaining principal outstanding; and (c) Super League agreed to make monthly payments of $175,000, with such payments to start on November 19, 2025, and continue thereafter for twelve (12) months, at which time the RP Note would be paid in full.

On July 7, 2025, Super League entered into an exchange agreement with the Michael Keller Trust (the “Trust”), pursuant to which Super League and the Trust agreed that in exchange for the surrender and forgiveness of RP Note, with the principal and interest thereon being equal to $1,878,082, the Trust would be granted (a) 1,500,000 shares of Series AAAA Junior Convertible Preferred Stock, and (b) cash payments totaling $378,000, such payments to be made in equal monthly installments of approximately $63,000, commencing on October 15, 2025 and concluding on March 15, 2026.

The July 7, 2025 exchange of the balance of the RP Note for shares of Super League’s Series AAAA Junior Preferred Stock was accounted for as an extinguishment of the RP Note, resulting in the derecognition of the related liability and the recording of the fair value of the Series AAAA Junior Preferred Stock exchanged on the date of settlement. The RP Note was accounted for under the FVO, and therefore, the carrying amount of the RP Note immediately prior to settlement represented its fair value at the settlement date, resulting in a loss on extinguishment totaling $26,000. The $378,000 of accrued cash payments were included as a component of the change in fair value of the RP Note for the year ended December 31, 2025, which is included in other income (expense) in the statement of operations. The payments to the Trust, totaling $378,000, have been made in full. Further, all Series AAAA Junior Preferred Stock has been converted into Common Stock by the Trust.

Related Party Transaction Policy

The Board recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Accordingly, the Board has adopted a written policy addressing the approval of transactions with related persons, in conformity with the requirements for issuers having publicly held Common Stock listed on the Nasdaq Capital Market. Pursuant to our Related Persons Transactions Policy (the “Policy”), any related-person transaction, and any material amendment or modification of a related-person transaction, is required to be reviewed and approved or ratified by the Board’s Audit Committee, which shall be composed solely of independent directors who are disinterested, or in the event that a member of the Audit Committee is a related person, as defined below, then by the disinterested members of the Audit Committee; provided, however, that in the event that management determines that it is impractical or undesirable to delay the consummation of a related person transaction until a meeting of the Audit Committee, then the Chair of the Audit Committee may approve such transaction in accordance with this policy; such approval must be reported to the Audit Committee at its next regularly scheduled meeting. In determining whether to approve or ratify any related person transaction, the Audit Committee must consider all of the relevant facts and circumstances and shall approve only those transactions that are deemed to be in the best interests of Super League.

Pursuant to our Policy and SEC rules, a “related person transaction” includes any transaction, arrangement or relationship which: (i) Super League is a participant; (ii) the amount involved exceeds $120,000 per annum and (iii) an executive officer, director or director nominee, or any person who is known to be the beneficial owner of more than five percent (5%) of our Common Stock, or any person who is an immediate family member of an executive officer, director or director nominee or beneficial owner of more than five percent (5%) of our Common Stock, had or will have a direct or indirect material interest (each, a “Related Person”).

In connection with the review and approval or ratification of a related person transaction:

●

Management shall be responsible for determining whether a transaction constitutes a related person transaction subject to the Policy, including whether the Related Person has a material interest in the transaction, based on a review of all of the facts and circumstances; and

●

Should Super League management determine that a transaction is a related person transaction subject to the Policy, it must disclose to the Audit Committee all material facts concerning the transaction and the Related Person’s interest in the transaction.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of August 17, 2026, we had one (1) class of voting stock outstanding: Common Stock.

The following table sets forth certain information known to us regarding beneficial ownership of our Common Stock and Preferred Stock as of the close of business on August 17, 2026 for:

i.	each of our executive officers and directors individually;

ii.	all of our executive officers and directors as a group; and

iii.

each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent (5%) of our capital stock. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within sixty (60) days.

The percentage of beneficial ownership in the tables below is based on 1,997,573 shares of Common Stock deemed to be outstanding as of August 17, 2026, excluding shares reserved for issuance upon exercise and/or vesting of awards issued under the 2025 Plan.

Beneficial Ownership of Common Stock

Name, address and title of beneficial owner (1)	Shares of Common Stock	Total Number of Shares Subject to Exercisable Derivative Securities	Total Number of Shares Beneficially Owned		Percentage of Voting Common Stock Outstanding (2)
5% Stockholders:
Entities affiliated with Evolution Capital Management LLC	188,726	1,896,442	2,085,168	(3)	9.99%
Esports Now, LLC(12)	184,068	888,832	1,072,900		9.99%
Named Officers and Directors:

Matthew Edelman	284	651	935	(4)	*
Chief Executive Officer, President and Chairman
Clayton Haynes	11,813	9,336	21,149	(5)	*
Chief Financial Officer
Bant Breen	1,013	1,446	2,459	(6)	*
Director
Marti Frucci	-	5,284	5,284	(7)	*
Director
Ann Hand	774	6,014	6,788	(11)	*
Director
Robert Kalutkiewicz	-	6,820	6,820	(8)	*
Director
Kristin Patrick	1,023	1,446	2,469	(9)	*
Director
Hunter Williams	-	4,231	4,231	(10)	*
Director
Executive Officers and Directors as a Group (8 persons)	14,907	35,228	50,135		*

Total	387,701	2,820,502	3,208,203		19.0%

* Less than 1.0%

(1)

Unless otherwise indicated, the business address for each of the executive officers and directors is c/o Super League Enterprise, Inc., 2450 Colorado Avenue, Suite 100E, Santa Monica, California 90404.

(2)

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership by that person, shares of voting Common Stock subject to outstanding rights to acquire shares of voting Common Stock held by that person that are currently exercisable or exercisable within sixty (60) days are deemed outstanding. Such shares are not deemed outstanding for the purpose of computing the percentage of ownership by any other person.

(3)

Includes (i) 188,726 shares of Common Stock held by Evo Fund, (ii) 646,441 shares of Common Stock underlying outstanding pre-funded warrants held by Evo Fund, (iii) 833,334 shares of Common Stock underlying purchase warrants held by Evo Fund and (iv) 416,667 shares of Common Stock underlying purchase warrants held by Evolution Capital Investments LLC (together with Evo Fund, the “Evo Entities”). Evolution Capital Management LLC has the sole voting and investment power with respect to the securities held by the Evo Entities. Michael Lerch is the managing member of Evolution Capital Management LLC. As a result, Mr. Lerch and Evolution Capital Management LLC may be considered beneficial owners of the shares held by the Evo Entities. In accordance with the terms of the applicable warrant agreement, the Evo Entities would not be entitled to exercise warrants held by the applicable Evo Entity without sixty-one (61) days’ prior written notice to Super League, if immediately following such conversion or exercise, they would beneficially own more than 4.99% or 9.99% of the issued and outstanding shares of Common Stock in addition to any other shares of Common Stock beneficially owned by the Evo Entities. As the managing member of Evolution Capital Management, Mr. Lerch may be deemed to have voting and investment power over the securities held by the Evo Entities. Evolution Capital Management and Mr. Lerch disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The address of Mr. Lerch, Evolution Capital Management LLC and the Evo Entities is 10250 Constellation Blvd., Ste. 2300, Los Angeles, California 90067.

(4)

Includes (i) 87 shares issuable upon conversion of stock options exercisable within sixty (60) days of August 17, 2026, and (ii) 2 shares of Common Stock held by 3MB Associates, LLC. Excludes 39,556 PSUs and 146,529 RSUs that will not be vested within sixty (60) days of August 17, 2026.

(5)	Excludes 19,778 PSUs and 46,225 RSUs that will not be vested within sixty (60) days of August 17, 2026.
(6)	Includes 1,446 RSUs that will vest within sixty (60) days of August 17, 2026.
(7)	Includes 5,284 RSUs that will vest within sixty (60) days of August 17, 2026.
(8)	Includes 6,820 RSUs that will vest within sixty (60) days of August 17, 2026.
(9)	Includes 1,446 RSUs that will vest within sixty (60) days of August 17, 2026.
(10)	Includes 4,231 RSUs that will vest within sixty (60) days of August 17, 2026.
(11)	Includes 5,284 RSUs that will vest within sixty (60) days of August 17, 2026.
(12)	The address of Esports Now, LLC is 5300 Broken Sound Blvd. NW, Suite 200, Boca Raton, FL 33487, USA.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires Super League’s officers and directors and persons who own more than ten percent (10%) of our Common Stock to file reports of ownership and changes in ownership with the SEC. For information about these individuals’ compliance with Section 16(a), see the section entitled “Section 16(a) Beneficial Ownership Reporting Compliance” in the Definitive Proxy Statement.

WHERE YOU CAN FIND MORE INFORMATION

We make available, free of charge, at our corporate website, www.superleague.com, copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and all amendments to these reports filed with the SEC, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. We also provide copies of our Form 10-Ks, Form 10-Qs, Form 8-Ks and proxy statements at no charge to investors upon request. Additionally, all reports filed by us with the SEC are available free of charge via EDGAR through the SEC’s website at www.sec.gov.

SIGNATURES

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER LEAGUE ENTERPRISE, INC.

Date: October 13, 2026	By:	/s/ Matthew Edelman
		Name:	Matthew Edelman
		Title:	Chief Executive Officer and President